UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

TURBOCHEF TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

900006 20 6
(CUSIP Number)

Reinaldo Pascual
Kilpatrick Stockton LLP
Suite 2800
1100 Peachtree Street NE
Atlanta, Georgia 30309
(404) 815-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

Page 2 of 7 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. OVENWORKS, LLLP I.R.S. Identification Nos. of above persons (entities only) 16-1686546
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: STATE OF GEORGIA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:
8. Shared Voting Power: 10,799,333(1)
9. Sole Dispositive Power:
10. Shared Dispositive Power: 10,799,333(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,799,333(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain: ☐
13.	Percent of Class Represented by Amount in Row (11): 39.6%
14.	Type of Reporting Person (See Instructions): PN

(1) Share information has been adjusted for a one-for-three reverse stock split implemented on December 27, 2004.

Page 3 of 7 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. OVEN MANAGEMENT, INC. I.R.S. Identification Nos. of above persons (entities only) 20-0304616
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: STATE OF GEORGIA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:
8. Shared Voting Power: 10,799,333(1)
9. Sole Dispositive Power:
10. Shared Dispositive Power: 10,799,333(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,799,333(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 39.6%
14.	Type of Reporting Person (See Instructions): CO

(1) Share information has been adjusted for a one-for-three reverse stock split implemented on December 27, 2004.

Page 4 of 7 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. RICHARD E. PERLMAN I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power: 173,578 (1)(2)
8. Shared Voting Power: 10,799,333(2)
9. Sole Dispositive Power: 173,578 (1)(2)
10. Shared Dispositive Power: 10,799,333(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,972,911(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 40.0%
14.	Type of Reporting Person (See Instructions): IN

(1) Includes 173,578 shares of the Issuer’s common stock, par value $.01 per share, subject to currently exercisable options.

(2) Share information has been adjusted for a one-for-three reverse stock split implemented on December 27, 2004.

Page 5 of 7 Pages
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 7, 2003, and amended by that statement on Schedule 13D/A filed by the Reporting Persons with the Commission on November 1, 2004 (the “Statement”), with respect to the common stock, par value $.01 per share, of TurboChef Technologies, Inc. This Amendment No. 2 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

OvenWorks and Oven Management beneficially own 10,799,333 shares of Common Stock, which represent approximately 39.6% of the outstanding shares of Common Stock (based on 27,238,158 shares outstanding following the public offering described in Item 4 above).

Perlman beneficially owns 10,972,911 shares of Common Stock, which number includes: (a) 10,799,333 shares of Common Stock held by OvenWorks; and (b) 173,578 shares of Common Stock subject to currently exercisable options. Such number of shares of Common Stock represents approximately 40.0% of the outstanding shares of Common Stock (based on 27,238,158 shares outstanding following the public offering described in Item 4 above and giving effect to the exercise of currently-exercisable options held by Perlman).

Each of the Reporting Persons shares the power to vote and dispose of the 10,799,333 shares of Common Stock currently held by OvenWorks.

Upon exercise, Perlman will have the sole power to vote and dispose of 173,578 shares of Common Stock which are subject to currently exercisable options.

The Reporting Persons declare that the filing of the Statement and this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

(c) On February 2, 2005, the Issuer and certain of its stockholders, including OvenWorks, entered into an Underwriting Agreement (the “Underwriting Agreement”) with Banc of America Securities LLC, William Blair & Company, L.L.C., Stephens Inc. and Oppenheimer & Co. Inc., as representatives of the several underwriters listed on Schedule A thereto (collectively, the “Underwriters”).

Pursuant to the Underwriting Agreement, OvenWorks sold to the Underwriters 1,985,000 shares of Common Stock, and granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock to cover over-allotments, if any. The shares of Common Stock offered by OvenWorks were sold at a price per share of $20.50, and the sale was consummated on February 8, 2005.

The form of Underwriting Agreement, which was Exhibit 1.1 to the Issuer’s Registration Statement on Form S-3 (file no. 333-121818), filed with the Securities and Exchange Commission on January 3, 2005, and is filed as Exhibit 1 hereto, is incorporated herein by reference.

(d) and (e) Not applicable.

Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 2, 2005, the Issuer and certain of its stockholders, including OvenWorks, entered into the Underwriting Agreement with the Underwriters. Pursuant to the Underwriting Agreement, OvenWorks sold to the Underwriters 1,985,000 shares of Common Stock, and granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock to cover over-allotments, if any. The shares of Common Stock offered by OvenWorks were sold at a price per share of $20.50, and the sale was consummated on February 8, 2005.

The form of Underwriting Agreement, which was Exhibit 1.1 to the Issuer’s Registration Statement on Form S-3 (file no. 333-121818), filed with the Securities and Exchange Commission on January 3, 2005, and is filed as Exhibit 1 hereto, is incorporated herein by reference.

The Reporting Persons declare that the filing of the Statement and this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Series D Preferred Stock owned by the Other Investors, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

Except as described in the Statement, as amended by this Amendment No. 2, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between such persons and any other person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Form of Underwriting Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2005.

OVENWORKS, LLLP

By: Oven Management, Inc., its General Partner

By: /s/ Richard E. Perlman Richard E. Perlman President

OVEN MANAGEMENT, INC.

By: /s/ Richard E. Perlman Richard E. Perlman President

/s/ Richard E. Perlman Richard E. Perlman

EXHIBIT 1

TURBOCHEF TECHNOLOGIES, INC.
[____] Shares Common Stock*

FORM OF UNDERWRITING AGREEMENT
, 2005

Banc of America Securities LLC
William Blair & Company, L.L.C.
Stephens Inc.
Oppenheimer & Co. Inc.
As Representatives of the Several
Underwriters Named in Schedule A
c/o Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
Ladies and Gentlemen:

Section 1. Introductory. TurboChef Technologies, Inc. (“Company”), a Delaware corporation, has an authorized capital stock consisting of 5,000,000 shares of Preferred Stock, $1.00 par value per share, of which no shares were outstanding as of [____], 2005 and 100,000,000 shares, $0.01 par value per share, of Common Stock (“Common Stock”), of which [____] shares were outstanding as of such date. The Company proposes to issue and sell [____] shares of its authorized but unissued Common Stock, and certain stockholders of the Company (collectively referred to as the “Selling Stockholders” and named in Schedule B) propose to sell [____] shares of the Company’s issued and outstanding Common Stock to the several underwriters named in Schedule A as it may be amended by the Pricing Agreement hereinafter defined (“Underwriters”), who are acting severally and not jointly. Collectively, such total of shares of Common Stock proposed to be sold by the Company and the Selling Stockholders is hereinafter referred to as the “Firm Shares.” In addition, certain of the Selling Stockholders propose to grant to the Underwriters an option to purchase up to [____] additional shares of Common Stock (“Option Shares”) as provided in Section 5 hereof. The Firm Shares and, to the extent such option is exercised, the Option Shares, are hereinafter collectively referred to as the “Shares.”

You have advised the Company and the Selling Stockholders that the Underwriters propose to make a public offering of their respective portions of the Shares as soon as you deem advisable after the registration statement hereinafter referred to becomes effective, if it has not yet become effective, and the Pricing Agreement hereinafter defined has been executed and delivered.

Prior to the purchase and public offering of the Shares by the several Underwriters, the Company, the Selling Stockholders and the Representatives, acting on behalf of the several Underwriters, shall enter into an agreement substantially in the form of Exhibit A hereto (the “Pricing Agreement”). The Pricing Agreement may take the form of an exchange of any standard form of written telecommunication between the Company, the Selling Stockholders and the Representatives and shall specify such applicable information as is indicated in Exhibit A hereto. The offering of the Shares will be governed by this Agreement, as supplemented by the Pricing Agreement. From and after the date of the execution and delivery of the Pricing Agreement, this Agreement shall be deemed to incorporate the Pricing Agreement.

The Company and each of the Selling Stockholders hereby confirm their agreements with the Underwriters as follows:

*Plus an option to acquire up to [____] additional shares to cover over-allotments.

Section 2. Representations and Warranties of the Company. The Company represents and warrants to the several Underwriters that:

(a) A registration statement on Form S-3 (File No. 333-____) and a related preliminary prospectus with respect to the Shares have been prepared and filed with the Securities and Exchange Commission (“Commission”) by the Company in conformity with the requirements of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “1933 Act;” all references herein to specific rules are rules promulgated under the 1933 Act); and the Company has so prepared and has filed such amendments thereto, if any, and such amended preliminary prospectuses as may have been required to the date hereof. If the Company has elected not to rely upon Rule 430A, the Company has prepared and will promptly file an amendment to the registration statement and an amended prospectus. If the Company has elected to rely upon Rule 430A, it will prepare and file a prospectus pursuant to Rule 424(b) that discloses the information previously omitted from the prospectus in reliance upon Rule 430A. There have been or will promptly be delivered to you three signed copies of such registration statement and any amendments, three copies of each exhibit filed therewith, and conformed copies of such registration statement and any amendments (but without exhibits) and of the related preliminary prospectus or prospectuses and final forms of prospectus for each of the Underwriters.

Such registration statement (as amended, if applicable) at the time it becomes effective and the prospectus constituting a part thereof (including the information, if any, deemed to be part thereof pursuant to Rule 430A(b) and/or Rule 434 and the documents incorporated therein by reference), as from time to time amended or supplemented, are hereinafter referred to as the “Registration Statement,” and the “Prospectus,” respectively, except that if any revised prospectus shall be provided to the Underwriters by the Company for use in connection with the offering of the Shares which differs from the Prospectus on file at the Commission at the time the Registration Statement became or becomes effective (whether or not such revised prospectus is required to be filed by the Company pursuant to Rule 424(b)), the term Prospectus shall refer to such revised prospectus from and after the time it was provided to the Underwriters for such use. If the Company elects to rely on Rule 434 of the 1933 Act, all references to “Prospectus” shall be deemed to include, without limitation, the form of prospectus and the term sheet, taken together, provided to the Underwriters by the Company in accordance with Rule 434 of the 1933 Act (“Rule 434 Prospectus”). Any registration statement (including any amendment or supplement thereto or information which is deemed part thereof) filed by the Company under Rule 462(b) (“Rule 462(b) Registration Statement”) shall be deemed to be part of the “Registration Statement” as defined herein, and any prospectus (including any amendment or supplement thereto or information which is deemed part thereof) included in such registration statement shall be deemed to be part of the “Prospectus”, as defined herein, as appropriate. The Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder are hereinafter collectively referred to as the “Exchange Act.” Any reference herein to any preliminary prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Form S-3 under the 1933 Act (“Incorporated Documents”), as of the date of such preliminary prospectus or Prospectus, as the case may be. Any document filed by the Company under the Exchange Act after the effective date of the Registration Statement or the date of the Prospectus and incorporated by reference in the Prospectus shall be deemed to be included in the Registration Statement and the Prospectus as of the date of such filing.

The Incorporated Documents, when they were filed with the Commission, conformed or will conform in all material respects to the requirements of the Exchange Act and none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) The Commission has not issued any order preventing or suspending the use of any preliminary prospectus, and each preliminary prospectus conformed in all material respects with the requirements of the 1933 Act and, as of its date, did not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and when the Registration Statement became or becomes effective, and at all times subsequent thereto, up to the First Closing Date or the Second Closing Date hereinafter defined, as the case may be, the Registration Statement, including the information deemed to be part of the Registration Statement at the time of effectiveness pursuant to Rule 430A(b), if applicable, and the Prospectus and any amendments or supplements thereto, contained or will contain all statements that are required to be stated therein in accordance with the 1933 Act and in all material respects conformed or will in all material respects conform to the requirements of the 1933 Act, and neither the Registration Statement nor the Prospectus, nor any amendment or supplement thereto, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company makes no representation or warranty as to information contained in or omitted from any preliminary prospectus, the Registration Statement, the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for use in the preparation thereof.

(c) The Company and its subsidiaries have been duly incorporated or organized and are validly existing as corporations or limited partnerships in good standing under the laws of their respective places of incorporation or organization, with corporate or other power and authority to own their properties and conduct their business as described in the Prospectus; the Company and each of its subsidiaries are duly qualified to do business as foreign corporations under the corporation law of, and are in good standing as such in, each jurisdiction in which they own or lease substantial properties, have an office, or in which substantial business is conducted and such qualification is required except in any such case where the failure to so qualify or be in good standing would not have a material adverse effect upon the Company and its subsidiaries taken as a whole; and no proceeding has been instituted in any such jurisdiction, revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

(d) The Company owns, directly or indirectly, 100% of the issued and outstanding capital stock of each of its subsidiaries, free and clear of any claims, liens, encumbrances or security interests and all of such capital stock has been duly authorized and validly issued and is fully paid and nonassessable.

(e) The issued and outstanding shares of capital stock of the Company (including the Shares to be sold by the Selling Stockholders to the Underwriters) as set forth in the Prospectus have been duly authorized and validly issued, are fully paid and nonassessable, and conform to the description thereof contained in the Prospectus.

(f) The making and performance by the Company of this Agreement and the Pricing Agreement has been duly authorized by all necessary corporate action and will not violate any provision of the Company’s charter or bylaws and will not result in the breach, or be in contravention, of any provision of any agreement, franchise, license, indenture, mortgage, deed of trust, or other instrument to which the Company or any subsidiary is a party or by which the Company, any subsidiary or the property of any of them may be bound or affected, or any order, rule or regulation applicable to the Company or any subsidiary of any court or regulatory body, administrative agency or other governmental body having jurisdiction over the Company or any subsidiary or any of their respective properties, or any order of any court or governmental agency or authority entered in any proceeding to which the Company or any subsidiary was or is now a party or by which it is bound. No consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body is required for the execution and delivery of this Agreement and the Pricing Agreement or the consummation of the transactions contemplated herein or therein, except for compliance with the 1933 Act and blue sky laws applicable to the public offering of the Shares by the several Underwriters and clearance of such offering with the National Association of Securities Dealers, Inc. (“NASD”). This Agreement and the Pricing Agreement have been duly executed and delivered by the Company.

(g) The accountants who have expressed their opinions with respect to the financial statements and schedules included in the Registration Statement and Prospectus are independent public accountants as required by and within the meaning of the 1933 Act and the Exchange Act, and are duly registered with the Public Company Accounting Oversight Board. The Company has not engaged Ernst & Young LLP to provide any services to the Company that are impermissible under the Exchange Act, except as permissible under the Exchange Act at the time such services were provided. All such services have been approved by the Audit

Committee of the Company’s Board of Directors or one of its members duly authorized by the Audit Committee, as required by the Exchange Act.

(h) The consolidated financial statements and schedules of the Company included in the Registration Statement present fairly the consolidated financial position of the Company as of the respective dates of such financial statements, and the consolidated results of operations and cash flows of the Company for the respective periods covered thereby, all in conformity with generally accepted accounting principles consistently applied throughout the periods involved, except as disclosed in the Prospectus; and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein. The financial information set forth in the Prospectus under the captions “Summary Financial Data” and “Selected Financial Data” presents fairly on the basis stated in the Prospectus, the information set forth therein. The pro forma information included in the Prospectus presents fairly the information shown therein, has been prepared in accordance with generally accepted accounting principles and the Commission’s rules and guidelines with respect to pro forma information, has been properly compiled on the pro forma basis described therein, and, in the opinion of the Company, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate under the circumstances.

(i) Neither the Company nor any subsidiary is in violation of its charter or bylaws or in default under any consent decree, or in default with respect to any material provision of any lease, loan agreement, franchise, license, permit or other contract obligation to which it is a party; and there does not exist any state of facts which constitutes an event of default.

(j) Except as disclosed in the Prospectus under the caption “Business—Litigation”, there are no material legal or governmental proceedings pending, or to the Company’s knowledge, threatened to which the Company or any subsidiary is or may be a party or of which property owned or leased by the Company or any subsidiary is or may be the subject, or related to environmental or discrimination matters, or which question the validity of this Agreement or the Pricing Agreement or any action taken or to be taken pursuant hereto or thereto.

(k) There are no holders of securities of the Company having rights to registration thereof or preemptive rights to purchase Common Stock except as disclosed in the Prospectus. Holders of registration rights who are not Selling Stockholders have waived such rights with respect to the offering being made by the Prospectus.

(l) The Company and each of its subsidiaries have good and marketable title to all the properties and assets reflected as owned in the financial statements hereinabove described (or elsewhere in the Prospectus), subject to no lien, mortgage, pledge, charge or encumbrance of any kind except those, if any, reflected in such financial statements (or elsewhere in the Prospectus). The Company and each of its subsidiaries hold their respective leased properties under valid and binding leases. No consent or approval of any landlord or other third party in connection with any such lease is necessary for the Company to enter into this Agreement or the transactions contemplated hereby.

(m) The Company has not taken and will not take, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(n) Subsequent to the respective dates as of which information is given in the Registration Statement and Prospectus, the Company and its subsidiaries, taken as a whole, have not incurred any material liabilities or obligations, direct or contingent, nor entered into any material transactions not in the ordinary course of business and there has not been any material adverse change in their condition (financial or otherwise) or results of operations nor any material change in their capital stock, short-term debt or long-term debt.

(o) There is no document of a character required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required.

(p) The Company together with its subsidiaries owns and possesses all right, title and interest in and to, or has duly licensed from third parties, all patents, patent rights, trade secrets, inventions, know-how, trademarks, trade names, copyrights, service marks and other proprietary rights (“Trade Rights”). Except as disclosed in the Prospectus under the caption “Business—Litigation”, neither the Company nor any of its subsidiaries has received any notice of infringement, misappropriation or conflict from any third party as to such Trade Rights which has not been resolved or disposed of and neither the Company nor any of its subsidiaries has infringed, misappropriated or otherwise conflicted with Trade Rights of any third parties, which infringement, misappropriation or conflict would have a material adverse effect upon the condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole.

(q) The conduct of the business of the Company and each of its subsidiaries is in compliance in all respects with applicable federal, state, local and foreign laws and regulations, except where the failure to be in compliance would not have a material adverse effect upon the condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole.

(r) The Company and each of its subsidiaries maintain systems of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Based on the evaluation of the controls described above, the Company is not aware of (a) any significant deficiency in the design or operation of such internal controls which could adversely affect the Company’s or its subsidiaries’ ability to record, process, summarize and report financial data, (b) any material weaknesses in such controls or (c) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or its subsidiaries’ internal accounting or other controls.

(s) The Company has developed and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate to allow timely decisions regarding required disclosure.

(t) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith to the extent applicable to the Company.

(u) There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members.

(v) All offers and sales of the Company’s capital stock prior to the date hereof were at all relevant times either (1) registered under the 1933 Act or (2) exempt from the registration requirements of the 1933 Act and were duly registered with or the subject of an available exemption from the registration requirements of the applicable state securities or blue sky laws.

(w) The Company has filed all necessary federal and state income tax returns and has paid all taxes shown as due thereon, and there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its properties or assets that would or could be expected to have a material adverse effect upon the condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole.

(x) The statistical, industry and market related data included in the Registration Statement and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(y) The Company’s Common Stock is registered pursuant to Section 12(b) of the Exchange Act, is listed on the American Stock Exchange, and the Shares being sold by the Company pursuant to this Agreement will be, upon issuance, listed thereon.

(z) The Company is not, and does not intend to conduct its business in a manner which would cause it to become, an “investment company” as defined in Section 3(a) of the Investment Company Act of 1940, as amended (“Investment Company Act”).

(aa) The Company confirms as of the date hereof that it is in compliance with all provisions of Section 1 of Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing Business with Cuba, and the Company further agrees that if it commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the Registration Statement becomes or has become effective with the Commission, the Company will provide the Florida Department of Banking and Finance (the “Department”) notice of such business or change, as appropriate, in a form acceptable to the Department.

(bb) No labor problem or dispute with the employees of the Company or its subsidiaries exists or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers that could have a material adverse effect on the business of the Company.

(cc) The Company is insured by recognized, financially sound and reputable institutions against such losses and risks and in such amounts as it believes are prudent and customary for companies engaged in similar businesses in similar industries and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect upon the Company and its subsidiaries, individually and taken as a whole.

(dd) There are no transactions with “affiliates” (as defined in Rule 405 under the 1933 Act) or any officer, director or security holder of the Company, and no relationship, direct or indirect, exists among the Company or its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or its subsidiaries, on the other hand, that is required to by the 1933 Act to be described in the Prospectus and that is not so described.

(ee) Each of the Company and its subsidiaries has all permits, licenses, franchises, approvals, consents and authorizations of governmental or regulatory authorities (hereinafter “permit” or “permits”) as are necessary to own its properties and to conduct its business in the manner described in the Prospectus, subject to such qualifications as may be set forth in the Prospectus, except where the failure to have obtained any such permit has not had and will not have a material adverse effect on the business of the Company; each of the Company and its subsidiaries has operated and is operating its business in material compliance with and not in material violation of all of its obligations with respect to each such permit and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of any such permit or result in any other material impairment of the rights of any such permit, subject in each case to such qualification as may be set forth in the Prospectus; and such permits contain no restrictions that are materially burdensome to the Company or any of its subsidiaries.

(ff) Neither the Company nor any of its subsidiaries, since each has been a subsidiary of the Company, nor, to the Company’s knowledge, any employee or agent of the Company or any of its subsidiaries has, directly or indirectly, (i) made any unlawful contribution to any candidate for political office, or failed to disclose fully any contribution in violation of law or (ii) made any payment to any federal, state, local or foreign governmental official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof or applicable foreign jurisdictions.

(gg) The Company and its subsidiaries are (i) in compliance with any and all applicable federal, state, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or other approvals would not, individually or in the aggregate, have a material adverse effect on the Company’s business. Neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended. Neither the Company nor any of its subsidiaries owns, leases or occupies any property that appears on any list of hazardous sites compiled by any state or local governmental agency.

(hh) The Company and its subsidiaries and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company, its subsidiaries or their “ERISA Affiliates” (as defined below) are in compliance in all material respects with ERISA and all other applicable state and federal laws. “ERISA Affiliate” means, with respect to the Company or a subsidiary, any member of any group or organization described in Sections 414(b), (c), (m) or (o) of the Code of which the Company or such subsidiary is a member. No “reportable event” (as defined in ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates. No “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined in ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification.

(ii) Neither the Company nor any of the Selling Stockholders has distributed or will distribute, and neither the Company nor any of the Selling Stockholders has authorized the Underwriters to distribute, any offering material in connection with the offering and sale of the Shares other than the preliminary Prospectus, the Prospectus or other offering material, if any, as permitted by the 1933 Act.

Section 3. Representations, Warranties and Covenants of the Selling Stockholders

(a) Each Selling Stockholder severally represents and warrants to, and agrees with, the Company and the Underwriters that:

(i) Such Selling Stockholder has, and on the First Closing Date or the Second Closing Date as hereinafter defined, as the case may be, will have, valid marketable title to the Shares proposed to be sold by such Selling Stockholder hereunder on such date and full right, power and authority to enter into this Agreement and the Pricing Agreement and to sell, assign, transfer and deliver such Shares hereunder, free and clear of all voting trust arrangements, liens, encumbrances, equities, claims and community property rights; and upon delivery of and payment for such Shares hereunder, the Underwriters will acquire valid marketable title thereto, free and clear of all voting trust arrangements, liens, encumbrances, equities, claims and community property rights.

(ii) Such Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to or which might be reasonably expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(iii) Such Selling Stockholder has executed and delivered a Power of Attorney (“Power of Attorney”) among the Selling Stockholder, James Price and James Cochran (the “Agents”), naming the Agents as such Selling Stockholder’s attorneys-in-fact (and, by the execution by any Agent of this Agreement, such Agent hereby represents and warrants that he has been duly appointed as attorney-in-fact by the Selling Stockholders pursuant to the Power of Attorney) for the purpose of entering into and carrying out this Agreement and the Pricing Agreement, and the Power of Attorney has been duly executed by such Selling Stockholder and a copy thereof has been delivered to you.

(iv) Such Selling Stockholder further represents, warrants and agrees that such Selling Stockholder has deposited in custody, under a Custody Agreement (“Custody Agreement”) with [____], as custodian (“Custodian”), certificates in negotiable form for the Shares to be sold hereunder by such Selling Stockholder, for the purpose of further delivery pursuant to this Agreement. Such Selling Stockholder agrees that the Shares to be sold by such Selling Stockholder on deposit with the Custodian are subject to the interests of the Company, the Underwriters and the other Selling Stockholders, that the arrangements made for such custody, and the appointment of the Agents pursuant to the Power of Attorney, are to that extent irrevocable, and that the obligations of such Selling Stockholder hereunder and under the Power of Attorney and the Custody Agreement shall not be terminated except as provided in this Agreement, the Power of Attorney or the Custody Agreement by any act of such Selling Stockholder, by operation of law, whether, in the case of an individual Selling Stockholder, by the death or incapacity of such Selling Stockholder or, in the case of a trust or estate, by the death of the trustee or trustees or the executor or executors or the termination of such trust or estate, or, in the case of a partnership or corporation, by the dissolution, winding-up or other event affecting the legal life of such entity, or by the occurrence of any other event. If any individual Selling Stockholder, trustee or executor should die or become incapacitated, or any such trust, estate, partnership or corporation should be terminated, or if any other event should occur before the delivery of the Shares hereunder, the documents evidencing Shares then on deposit with the Custodian shall be delivered by the Custodian in accordance with the terms and conditions of this Agreement as if such death, incapacity, termination or other event had not occurred, regardless of whether or not the Custodian shall have received notice thereof. Each Agent has been authorized by such Selling Stockholder to execute and deliver this Agreement and the Pricing Agreement and the Custodian has been authorized to receive and acknowledge receipt of the proceeds of sale of the Shares to be sold by such Selling Stockholder against delivery thereof and otherwise act on behalf of such Selling Stockholder. The Custody Agreement has been duly executed by such Selling Stockholder and a copy thereof has been delivered to you.

(v) Each preliminary prospectus, insofar as it has related to such Selling Stockholder and, to the knowledge of such Selling Stockholder in all other respects, as of its date, has conformed in all material respects with the requirements of the 1933 Act and, as of its date, has not included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading; and the Registration Statement at the time of effectiveness, and at all times subsequent thereto, up to the First Closing Date or the Second Closing Date, as hereinafter defined, as the case may be, (1) such parts of the Registration Statement and the Prospectus and any amendments or supplements thereto as relate to such Selling Stockholder, and the Registration Statement and the Prospectus and any amendments or supplements thereto, to the knowledge of such Selling Stockholder in all other respects, contained or will contain all statements that are required to be stated therein in accordance with the 1933 Act and in all material respects conformed or will in all material respects conform to the requirements of the 1933 Act, and (2) neither the Registration Statement nor the Prospectus, nor any amendment or supplement thereto, as it relates to such Selling Stockholder, and, to the knowledge of such Selling Stockholder in all other respects, included or will include any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that neither clause (1) nor (2) shall have any effect if information has been given by such Selling Stockholder to the Company and the Representatives in writing which would eliminate or remedy any such untrue statement or omission.

(vi) The representations and warranties of such Selling Stockholder in the Power of Attorney and Custody Agreement are and will be true and correct as of the First Closing Date or the Second Closing Date, as the case may be, and such Selling Stockholder acknowledges that any certificate signed by or on behalf of such Selling Stockholder and delivered to the Representatives or to Underwriters’ counsel shall be deemed to be a representation and warranty by such Selling Stockholder to each Underwriter as to the matters covered thereby.

(vii) Neither such Selling Stockholder nor any affiliate of such Selling Stockholder directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or has any other association (within the meaning of the Conduct Rules of the NASD) with, any member firm of the NASD participating in this offering as an Underwriter.

(viii) Such Selling Stockholder severally represents and warrants to, and agrees with, the Underwriters to the same effect as the representations and warranties of the Company set forth in Section 2 of this Agreement.

(b) In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Internal Revenue Code of 1986, as amended, with respect to the transactions herein contemplated, each of the Selling Stockholders agrees to deliver to you prior to or on the First Closing Date, as hereinafter defined, a properly completed and executed United States Treasury Department Form W-8 or W-9 (or other applicable form of statement specified by Treasury Department regulations in lieu thereof).

(c) In order to induce the Underwriters to enter into this Agreement, each of the Selling Stockholders agrees not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities exercisable or exchangeable for or convertible into Common Stock, or grant any rights to purchase or otherwise acquire any Common Stock, held or owned of record or beneficially by the Selling Stockholder on or acquired by the Selling Stockholder after the date hereof, or to announce any intent to do any of the foregoing or to exercise any registration rights with respect to any of the foregoing, for a period of 90 days after the date of this Agreement without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C.

Section 4. Representations and Warranties of the Underwriters. The Representatives, on behalf of the several Underwriters, represent and warrant to the Company and the Selling Stockholders that the information set forth (a) on the cover page of the Prospectus with respect to price, underwriting discount and terms of the offering and (b) under “Underwriting” in the Prospectus was furnished to the Company by and on behalf of the Underwriters for use in connection with the preparation of the Registration Statement and is correct and complete in all material respects.

Section 5. Purchase, Sale and Delivery of Shares. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Selling Stockholders, severally and not jointly, agree to sell to the Underwriters named in Schedule A hereto, and the Underwriters agree, severally and not jointly, to purchase from the Company and the Selling Stockholders, respectively, [____] Firm Shares from the Company and the respective number of Firm Shares set forth opposite the names of the Selling Stockholders in Schedule B hereto, respectively, at the price per share set forth in the Pricing Agreement. The obligation of each Underwriter to the Company shall be to purchase from the Company the number of full shares which (as nearly as practicable, as determined by you) bears to [____], the same proportion as the number of Shares set forth opposite the name of such Underwriter in Schedule A hereto bears to the total number of Firm Shares to be purchased by all Underwriters under this Agreement. The obligation of each Underwriter to each Selling Stockholder shall be to purchase from such Selling Stockholder the number of full shares which (as nearly as practicable, as determined by you) bears to that number of Firm Shares set forth opposite the name of such Selling Stockholder in Schedule B hereto, the same proportion as the number of Shares set forth opposite the name of such Underwriter in Schedule A hereto bears to the total number of Firm Shares to be purchased by all Underwriters under this Agreement. The initial public offering price and the purchase price shall be set forth in the Pricing Agreement.

At 9:00 A.M., Chicago Time, on the fourth business day, if permitted under Rule 15c6-1 under the Exchange Act, (or the third business day if required under Rule 15c6-1 under the Exchange Act or unless postponed in accordance with the provisions of Section 12) following the date the Registration Statement becomes effective (or, if the Company has elected to rely upon Rule 430A, the fourth business day, if permitted under Rule 15c6-1 under the Exchange Act, (or the third business day if required under Rule 15c6-1 under the Exchange Act) after execution of the Pricing Agreement), or such other time not later than ten (10) business days after such date as shall be agreed upon by the Representatives and the Company, the Company and the Custodian will deliver to you at the offices of counsel for the Underwriters or through the facilities of The Depository Trust Company for the accounts of the several Underwriters, certificates representing the Firm Shares to be sold by the Company and the Selling Stockholders, against payment of the purchase price therefor by delivery of federal or other immediately available funds, by wire transfer or otherwise, to the Company and the Custodian. Such time of delivery and payment if herein referred to as the “First Closing Date.” The certificates for the Firm Shares so to be delivered will be in such denominations and registered in such names as you request by notice to the Company and the Custodian prior to 10:00 A.M., Chicago Time, on the second full business day preceding the First Closing Date, and will be made available at the Company’s and the Selling Stockholder’s expense for checking and packaging by the Representatives at 10:00 A.M., Chicago Time, on the business day preceding the First Closing Date. Payment for the Firm Shares so to be delivered shall be made at the time and in the manner described above at the offices of counsel for the Underwriters.

In addition, on the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, certain of the Selling Stockholders hereby grant an option to the several Underwriters to purchase, severally and not jointly, up to an aggregate of [____] Option Shares, at the same purchase price per share to be paid for the Firm Shares, for use solely in covering any overallotments made by the Underwriters in the sale and distribution of the Firm Shares. The option granted hereunder may be exercised in whole or in part from time to time within 30 days after the date of the initial public offering upon notice by you to the Company and the Agents setting forth the aggregate number of Option Shares as to which the Underwriters are exercising the option, the names and denominations in which the certificates for such shares are to be registered and the time and place at which such certificates will be delivered. Such time of delivery (which may not be earlier than the First Closing Date), being herein referred to as the “Second Closing Date,” shall be determined by you, but if at any time other than the First Closing Date, shall not be earlier than three (3) nor later than ten (10) full business days after delivery of such notice of exercise. The number of Option Shares to be purchased from certain of the Selling Stockholders shall be in the same proportions as the number of Firm Shares to be sold by each bears to the total number of Firm Shares sold by those Selling Stockholders granting the Company an option to purchase the Option Shares. The number of Option Shares to be purchased by each Underwriter shall be determined by multiplying the number of Option Shares to be sold by certain of the Selling Stockholders pursuant to such notice of exercise by a fraction, the numerator of which is the number of Firm Shares to be purchased by such Underwriter as set forth opposite its name in Schedule A and the denominator of which is the total number of Firm Shares (subject to such adjustments to eliminate any fractional share purchases as you in your absolute discretion may make). Certificates for the Option Shares will be made available at certain of the Selling Stockholder’s expense for checking and packaging at 10:00 A.M., Chicago Time, on the first full business day preceding the Second Closing Date. The manner of payment for and delivery of the Option Shares shall be the same as for the Firm Shares as specified in the preceding paragraph.

You have advised the Company and the Selling Stockholders that each Underwriter has authorized you to accept delivery of its Shares, to make payment and to receipt therefor. You, individually and not as the Representatives of the Underwriters, may make payment for any Shares to be purchased by any Underwriter whose funds shall not have been received by you by the First Closing Date or the Second Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any obligation hereunder.

Section 6. Covenants of the Company. The Company covenants and agrees that:

(a) The Company will advise you and the Selling Stockholders promptly of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of the institution of any proceedings for that purpose, or of any notification of the suspension of qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceedings for that purpose, and will also advise you and the Selling Stockholders promptly of any request of the Commission for amendment or supplement of the Registration Statement, of any preliminary prospectus or of the Prospectus, or for additional information.

(b) The Company will give you and the Selling Stockholders notice of its intention to file or prepare any amendment to the Registration Statement (including any post-effective amendment) or any Rule 462(b) Registration Statement or any amendment or supplement to the Prospectus (including any revised prospectus which the Company proposes for use by the Underwriters in connection with the offering of the Shares which differs from the prospectus on file at the Commission at the time the Registration Statement became or becomes effective, whether or not such revised prospectus is required to be filed pursuant to Rule 424(b) and any term sheet as contemplated by Rule 434) and will furnish you and the Selling Stockholders with copies of any such amendment or supplement a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file any such amendment or supplement or use any such prospectus to which you or counsel for the Underwriters shall reasonably object.

(c) If the Company elects to rely on Rule 434 of the 1933 Act, the Company will prepare a term sheet that complies with the requirements of Rule 434. If the Company elects not to rely on Rule 434, the Company will provide the Underwriters with copies of the form of prospectus, in such numbers as the Underwriters may reasonably request, and file with the Commission such prospectus in accordance with Rule 424(b) of the 1933 Act by the close of business in New York City on the second business day immediately succeeding the date of the Pricing Agreement. If the Company elects to rely on Rule 434, the Company will provide the Underwriters with copies of the form of Rule 434 Prospectus, in such numbers as the Underwriters may reasonably request, by the close of business in New York on the business day immediately succeeding the date of the Pricing Agreement.

(d) If at any time when a prospectus relating to the Shares is required to be delivered under the 1933 Act any event occurs as a result of which the Prospectus, including any amendments or supplements, would include an untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus, including any amendments or supplements thereto and including any revised prospectus which the Company proposes for use by the Underwriters in connection with the offering of the Shares which differs from the prospectus on file with the Commission at the time of effectiveness of the Registration Statement, whether or not such revised prospectus is required to be filed pursuant to Rule 424(b) to comply with the 1933 Act, the Company promptly will advise you thereof and will promptly prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance; and, in case any Underwriter is required to deliver a prospectus nine months or more after the effective date of the Registration Statement, the Company upon request, but at the expense of such Underwriter, will prepare promptly such prospectus or prospectuses as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the 1933 Act.

(e) Neither the Company nor any of its subsidiaries will, prior to the earlier of the Second Closing Date or termination or expiration of the related option, incur any liability or obligation, direct or contingent, or enter into any material transaction, other than in the ordinary course of business.

(f) Neither the Company nor any of its subsidiaries will acquire any capital stock of the Company prior to the earlier of the Second Closing Date or termination or expiration of the related option nor will the Company declare or pay any dividend or make any other distribution upon the Common Stock payable to stockholders of record on a date prior to the earlier of the Second Closing Date or termination or expiration of the related option, except in either case as contemplated by the Prospectus.

(g) Not later than [____], 2006 the Company will make generally available to its security holders an earnings statement (which need not be audited) covering a period of at least 12 months beginning after the effective date of the Registration Statement, which will satisfy the provisions of the last paragraph of Section 11(a) of the 1933 Act.

(h) During such period as a prospectus is required by law to be delivered in connection with offers and sales of the Shares by an Underwriter or dealer, the Company will furnish to you at its expense, subject to the provisions of subsection (d) hereof, copies of the Registration Statement, the Prospectus, each preliminary prospectus and all amendments and supplements to any such documents in each case as soon as available and in such quantities as you may reasonably request, for the purposes contemplated by the 1933 Act.

(i) The Company will cooperate with the Underwriters in qualifying or registering the Shares for sale under the blue sky laws of such jurisdictions as you designate, if necessary, and will continue such qualifications in effect so long as reasonably required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any such jurisdiction where it is not currently qualified or where it would be subject to taxation as a foreign corporation.

(j) During the period of five (5) years hereafter, the Company will furnish you and each of the other Underwriters with a copy (i) as soon as practicable after the filing thereof, of each report filed by the Company with the Commission, any securities exchange or the NASD; (ii) as soon as practicable after the release thereof, of each material press release in respect of the Company; and (iii) as soon as available, of each report of the Company mailed to stockholders.

(k) If, at the time of effectiveness of the Registration Statement, any information shall have been omitted therefrom in reliance upon Rule 430A and/or Rule 434, then immediately following the execution of the Pricing Agreement, the Company will prepare, and file or transmit for filing with the Commission in accordance with such Rule 430A, Rule 424(b) and/or Rule 434, copies of an amended Prospectus, or, if required by such Rule 430A and/or Rule 434, a post-effective amendment to the Registration Statement (including an amended Prospectus), containing all information so omitted and required to be included therein. If required, the Company will prepare and file, or transmit for filing, a Rule 462(b) Registration Statement not later than the date of the execution of the Pricing Agreement. If a Rule 462(b) Registration Statement is filed, the Company shall make payment of, or arrange for payment of, the additional registration fee owing to the Commission required by Rule 111.

(l) The Company will comply with all registration, filing and reporting requirements of the Exchange Act and the American Stock Exchange.

(m) For a period of 90 days after this Agreement becomes effective, without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C., the Company agrees not to, directly or indirectly (1) sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Stock or securities convertible into or exchangeable for Common Stock (except Common Stock issued pursuant to (i) this Agreement, (ii) currently outstanding options, warrants or convertible securities or (iii) employee equity compensation plans existing on the date hereof), or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock (other than the grant of options pursuant to employee equity compensation plans existing on the date hereof), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is settled by delivery of Common Stock or other securities, in cash or otherwise.

(n) The Company will cause each of the individuals named on Schedule C hereto to execute and deliver on the date hereof a lock-up agreement substantially in the form attached hereto as Exhibit B.

(o) The Company will apply the net proceeds from the sale of the Shares being sold by the Company as set forth in the Prospectus.

Section 7. Payment of Expenses. Whether or not the transactions contemplated hereunder are consummated or this Agreement becomes effective as to all of its provisions or is terminated, the Company and the Selling Stockholders agree to pay (i) all costs, fees and expenses (other than legal fees and disbursements of counsel for the Underwriters and the expenses incurred by the Underwriters) incurred in connection with the performance of the Company’s obligations hereunder, including without limiting the generality of the foregoing, all fees and expenses of legal counsel for the Company and the Selling Stockholders and of the Company’s independent accountants, all costs and expenses incurred in connection with the preparation, printing, filing and distribution of the Registration Statement, each preliminary prospectus and the Prospectus (including all exhibits and financial statements) and all amendments and supplements provided for herein, this Agreement, the Pricing Agreement and the Blue Sky Memorandum, (ii) all costs, fees and expenses (including reasonable legal fees and disbursements of counsel for the Underwriters) incurred by the Underwriters in connection with qualifying or registering all or any part of the Shares for offer and sale under blue sky laws, including the preparation of a blue sky memorandum relating to the Shares and clearance of such offering with the NASD, (iii) all fees and expenses of the Company’s transfer agent, printing of the certificates for the Shares and all transfer taxes, if any, with respect to the sale and delivery of the Shares to the several Underwriters, (iv) the costs and expenses of the Company and the Selling Stockholders relating to presentations on any investor “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the Representatives and officers and representatives of the Company and any such consultants and (v) all other costs and expenses incident to the performance of the obligations of the Company and the Selling Stockholders under this Agreement.

The provisions of this Section shall not affect any agreement which the Company and the Selling Stockholders may make for the allocation or sharing of such expenses and costs.

Section 8. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm Shares on the First Closing Date and the Option Shares on the Second Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Stockholders herein set forth as of the date hereof and as of the First Closing Date or the Second Closing Date, as the case may be, to the accuracy of the statements of officers of the Company made pursuant to the provisions hereof, to the performance by the Company and the Selling Stockholders of their respective obligations hereunder, and to the following additional conditions:

(a) The Registration Statement shall have become effective either prior to the execution of this Agreement or not later than 1:00 P.M., Chicago Time, on the first full business day after the date of this Agreement, or such later time as shall have been consented to by you but in no event later than 1:00 P.M., Chicago Time, on the third full business day following the date hereof; and prior to the First Closing Date or the Second Closing Date, as the case may be, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, the Selling Stockholders or you, shall be contemplated by the Commission. If the Company has elected to rely upon Rule 430A and/or Rule 434, the information concerning the public offering price of the Shares and price-related information shall have been transmitted to the Commission for filing pursuant to Rule 424(b) within the prescribed period and the Company will provide evidence satisfactory to the Representatives of such timely filing (or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rules 430A and 424(b)). If a Rule 462(b) Registration Statement is required, such Registration Statement shall have been transmitted to the Commission for filing and become effective within the prescribed time period and, prior to the First Closing Date, the Company shall have provided evidence of such filing and effectiveness in accordance with Rule 462(b).

(b) The Shares shall have been qualified for sale under the blue sky laws of such states as shall have been specified by the Representatives, if necessary.

(c) The legality and sufficiency of the authorization, issuance and sale or transfer and sale of the Shares hereunder, the validity and form of the certificates representing the Shares, the execution and delivery of this Agreement and the Pricing Agreement, and all corporate proceedings and other legal matters incident thereto, and the form of the Registration Statement and the Prospectus (except financial statements) shall have been approved by counsel for the Underwriters exercising reasonable judgment.

(d) You shall not have advised the Company that the Registration Statement or the Prospectus or any amendment or supplement thereto, contains an untrue statement of fact, which, in the opinion of counsel for the Underwriters, is material or omits to state a fact which, in the opinion of such counsel, is material and is required to be stated therein or necessary to make the statements therein not misleading.

(e) Subsequent to the execution and delivery of this Agreement, there shall not have occurred any change, or any development involving a prospective change, in or affecting particularly the business or properties of the Company or its subsidiaries, whether or not arising in the ordinary course of business, which, in the judgment of the Representatives, makes it impractical or inadvisable to proceed with the public offering or purchase of the Shares as contemplated hereby.

(f) There shall have been furnished to you, as Representatives of the Underwriters, on the First Closing Date or the Second Closing Date, as the case may be, except as otherwise expressly provided below:

(i) An opinion of Kilpatrick Stockton LLP, counsel for the Company and for the Selling Stockholders, addressed to the Underwriters and dated the First Closing Date or the Second Closing Date, as the case may be, to the effect that:

(1) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its properties and conduct its business as described in the Prospectus; and the Company has been duly qualified to do business as a foreign corporation under the corporation law of, and is in good standing as such in, every jurisdiction where the ownership or leasing of property, or the conduct of its business requires such qualification;

(2) an opinion to the same general effect as clause (1) of this subparagraph (i) in respect of each subsidiary of the Company;

(3) all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized, validly issued and is fully paid and nonassessable, and the Company owns directly or indirectly 100% of the outstanding capital stock of each subsidiary, and such stock is owned free and clear of any claims, liens, encumbrances or security interests;

(4) the authorized capital stock of the Company, of which there is outstanding the amount set forth in the Registration Statement and Prospectus (except for subsequent issuances, if any, pursuant to stock options or other rights referred to in the Prospectus), conforms as to legal matters in all respects to the description thereof in the Registration Statement and Prospectus;

(5) the issued and outstanding capital stock of the Company (including the Shares) has been duly authorized and validly issued and is fully paid and nonassessable and free of any preemptive or similar rights that entitle or will entitle any person to acquire any Shares upon the issuance thereof by the Company and good and valid title to such Shares, free and clear of any claim, encumbrance or defect in title of any nature (other than any arising by or through the Underwriters), will pass to each Underwriter that has purchased any portion of such Shares in good faith and without knowledge of any such claim, encumbrance or defect;

(6) the certificates for the Shares to be delivered hereunder are in due and proper form;

(7) the Registration Statement has become effective under the 1933 Act, and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act, and the Registration Statement (including the information deemed to be part of the Registration Statement at the time of effectiveness pursuant to Rule 430A(b) and/or Rule 434, if applicable, and the documents incorporated therein by reference), the Prospectus and each amendment or supplement thereto (except for the financial statements and other statistical or financial data included therein as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the 1933 Act and the Exchange Act; such counsel has no reason to believe that either the Registration Statement (including the information deemed to be part of the Registration Statement at the time of effectiveness pursuant to Rule 430A(b) and/or Rule 434, if applicable, and the documents incorporated therein by reference) or the Prospectus, or the Registration Statement or the Prospectus as amended or supplemented (except as aforesaid), as of their respective effective or issue dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus as amended or supplemented, if applicable, as of the First Closing Date or the Second Closing Date, as the case may be, contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made; the statements in the Registration Statement and the Prospectus summarizing statutes, rules and regulations are accurate and fairly and correctly present the information required to be presented by the 1933 Act and the Exchange Act or the rules and regulations thereunder, in all material respects and such counsel does not know of any statutes, rules and regulations required to be described or referred to in the Registration Statement or the Prospectus that are not described or referred to therein as required; and such counsel does not know of any legal or governmental proceedings pending or threatened required to be described in the Prospectus which are not described as required, nor of any contracts or documents of a character required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement which are not described or filed, as required;

(8) the statements under the captions “Risk Factors”, “Business”, “Dividend Policy” and “Related Party Transactions” in the Prospectus, insofar as such statements constitute a summary of documents referred to therein or matters of law, are accurate summaries and fairly and correctly present, in all material respects, the matters referred to therein;

(9) this Agreement and the Pricing Agreement and the performance of the Company’s obligations hereunder and thereunder have been duly authorized by all necessary corporate action and this Agreement and the Pricing Agreement have been duly executed and delivered by and on behalf of the Company, and are legal, valid and binding agreements of the Company, except as enforceability of the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies and except as to those provisions relating to indemnities for liabilities arising under the 1933 Act as to which no opinion need be expressed; and no approval, authorization or consent of any public board, agency, or instrumentality of the United States or of any state or other jurisdiction is necessary in connection with the issue or sale of the Shares by the Company and the Selling Stockholders pursuant to this Agreement (other than under the 1933 Act, applicable blue sky laws and the rules of the NASD) or the consummation by the Company of any other transactions contemplated hereby;

(10) the execution and performance of this Agreement will not contravene any of the provisions of, or result in a default under, any agreement, franchise, license, indenture,

mortgage, deed of trust, or other instrument known to such counsel, of the Company or any of its subsidiaries or by which the property of any of them is bound and which contravention or default would be material to the Company and its subsidiaries taken as a whole; or violate any of the provisions of the charter or bylaws of the Company or any of its subsidiaries or, so far as is known to such counsel, violate any statute, order, rule or regulation of any regulatory or governmental body having jurisdiction over the Company or any of its subsidiaries;

(11) all documents incorporated by reference in the Prospectus, when they were filed with the Commission, complied as to form in all material respects with the requirements of the Exchange Act; and such counsel has no reason to believe that any of such documents, when they were so filed, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such documents were so filed, not misleading;

(12) all offers and sales of the Company’s capital stock since _______ were at all relevant times (1) duly registered under the 1933 Act or (2) exempt from the registration requirements of the 1933 Act and were duly registered or the subject of an available exemption from the registration requirements of the applicable state securities or blue sky laws;

(13) other than as set forth in the Prospectus, there are no agreements between the Company and any person granting such person the right to require the Company to register any securities under the Registration Statement;

(14) with respect to each Selling Stockholder, this Agreement and the Pricing Agreement have been duly authorized, executed and delivered by or on behalf of each such Selling Stockholder; the Agents and the Custodian for each such Selling Stockholder have been duly and validly authorized to carry out all transactions contemplated herein on behalf of each such Selling Stockholder; and the performance of this Agreement and the Pricing Agreement and the consummation of the transactions herein contemplated by such Selling Stockholders will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, any statute, any indenture, mortgage, deed of trust, note agreement or other agreement or instrument known to such counsel to which any of such Selling Stockholders is a party or by which any are bound or to which any of the property of such Selling Stockholders is subject, or any order, rule or regulation known to such counsel of any court or governmental agency or body having jurisdiction over any of such Selling Stockholders or any of their properties; and no consent, approval, authorization or order of any court or governmental agency or body is required for the consummation of the transactions contemplated by this Agreement and the Pricing Agreement in connection with the sale of Shares to be sold by such Selling Stockholders hereunder, except such as have been obtained under the 1933 Act and such as may be required under applicable blue sky laws in connection with the purchase and distribution of such Shares by the Underwriters and the clearance of such offering with the NASD;

(15) each Selling Stockholder has full right, power and authority to enter into this Agreement and the Pricing Agreement and to sell, transfer and deliver the Shares to be sold on the First Closing Date or the Second Closing Date, as the case may be, by such Selling Stockholder hereunder and good and marketable title to such Shares so sold, free and clear of all voting trust arrangements, liens, encumbrances, equities, claims and community property rights whatsoever, has been transferred to the Underwriters (who counsel may assume to be bona fide purchasers) who have purchased such Shares hereunder;

(16) this Agreement and the Pricing Agreement are legal, valid and binding agreements of each Selling Stockholder except as enforceability of the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies and except with respect to those provisions relating to indemnities for liabilities arising under the 1933 Act, as to which no opinion need be expressed;

(17) the Company is not an “investment company” or a person “controlled by” an “investment company” within the meaning of the Investment Company Act;

In rendering such opinion, such counsel may state that they are relying upon the certificate of [____], the transfer agent for the Common Stock, as to the number of shares of Common Stock at any time or times outstanding, and that insofar as their opinion under clause (7) above relates to the accuracy and completeness of the Prospectus and Registration Statement, it is based upon a general review with the Company’s representatives and independent accountants of the information contained therein, without independent verification by such counsel of the accuracy or completeness of such information. Such counsel may also rely upon the opinions of other competent counsel and, as to factual matters, on certificates of the Selling Stockholders and of officers of the Company and of state officials, in which case their opinion is to state that they are so doing and copies of said opinions or certificates are to be attached to the opinion unless said opinions or certificates (or, in the case of certificates, the information therein) have been furnished to the Representatives in other form.

(ii) Such opinion or opinions of Vedder, Price, Kaufman & Kammholz, P.C., counsel for the Underwriters, dated the First Closing Date or the Second Closing Date, as the case may be, reasonably acceptable to you, and the Company shall have furnished to such counsel such documents and shall have exhibited to them such papers and records as they request for the purpose of enabling them to pass upon such matters.

(iii) A certificate of the chief executive officer and the chief financial officer of the Company, dated the First Closing Date or the Second Closing Date, as the case may be, to the effect that:

(1) the representations and warranties of the Company set forth in Section 2 of this Agreement are true and correct as of the date of this Agreement and as of the First Closing Date or the Second Closing Date, as the case may be, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such Closing Date; and

(2) the Commission has not issued an order preventing or suspending the use of the Prospectus or any preliminary prospectus filed as a part of the Registration Statement or any amendment thereto; no stop order suspending the effectiveness of the Registration Statement has been issued; and no proceedings for that purpose have been instituted or are pending or, to the best knowledge of the respective signers, contemplated under the 1933 Act.

The delivery of the certificate provided for in this subparagraph shall be and constitute a representation and warranty of the Company as to the facts required in the immediately foregoing clauses (1) and (2) of this subparagraph to be set forth in said certificate.

(iv) A certificate of each Selling Stockholder dated the First Closing Date or the Second Closing Date, as the case may be, to the effect that the representations and warranties of such Selling Stockholder set forth in Section 3 of this Agreement are true and correct as of such date and the Selling Stockholder has complied with all the agreements and satisfied all the conditions on the part of such Selling Stockholder to be performed or satisfied at or prior to such date.

(v) At the time the Pricing Agreement is executed and also on the First Closing Date or the Second Closing Date, as the case may be, there shall be delivered to you a letter addressed to you, as Representatives of the Underwriters, from Ernst & Young LLP, independent registered public accounting firm, the first one to be dated the date of the Pricing Agreement, the second one to be dated the First Closing Date and the third one (in the event of a second closing) to be dated the Second Closing Date, to the effect set forth in Schedule D. There shall not have been any change or decrease specified in the letters referred to in this subparagraph which makes it impractical or inadvisable in the judgment of the Representatives to proceed with the public offering or purchase of the Shares as contemplated hereby.

(vi) Such further certificates and documents as you may reasonably request.

All such opinions, certificates, letters and documents shall be in compliance with the provisions hereof only if they are satisfactory to you and to Vedder, Price, Kaufman & Kammholz, P.C., counsel for the Underwriters, which approval shall not be unreasonably withheld. The Company and the Selling Stockholders shall furnish you with such manually signed or conformed copies of such opinions, certificates, letters and documents as you request.

If any condition to the Underwriters’ obligations hereunder to be satisfied prior to or at the First Closing Date is not so satisfied, this Agreement at your election will terminate upon notification to the Company and the Selling Stockholders without liability on the part of any Underwriter or the Company or any Selling Stockholder, except for the expenses to be paid or reimbursed by the Company and the Selling Stockholders pursuant to Sections 7 and 9 hereof and except to the extent provided in Section 11 hereof.

Section 9. Reimbursement of Underwriters’ Expenses. If the sale to the Underwriters of the Shares on the First Closing Date is not consummated because any condition of the Underwriters’ obligations hereunder is not satisfied or because of any refusal, inability or failure on the part of the Company or the Selling Stockholders to perform any agreement herein or to comply with any provision hereof, unless such failure to satisfy such condition or to comply with any provision hereof is due to the default or omission of any Underwriter, the Company and the Selling Stockholders agree to reimburse you and the other Underwriters upon demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been reasonably incurred by you and them in connection with the proposed purchase and the sale of the Shares. Any such termination shall be without liability of any party to any other party except that the provisions of this Section, Section 7 and Section 11 shall at all times be effective and shall apply.

Section 10. Effectiveness of Registration Statement. You, the Company and the Selling Stockholders will use your, its and their best efforts to cause the Registration Statement to become effective, if it has not yet become effective, and to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement and, if such stop order be issued, to obtain as soon as possible the lifting thereof.

Section 11. Indemnification

(a) The Company and each Selling Stockholder, jointly and severally, agree to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of the 1933 Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or such controlling person may become subject under the 1933 Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company and/or such Selling Stockholders, as the case may be), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the information deemed to be part of the Registration Statement at the time of effectiveness pursuant to Rule 430A and/or Rule 434, if applicable, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse each Underwriter and each such controlling person for any legal or other expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that neither the Company nor any Selling Stockholder will be liable in any such case to the extent that (i) any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives, specifically for use therein, it being understood and agreed that the only such written information furnished to the Company by or on behalf of any Underwriter appears (a) on the cover page of the Prospectus with respect to price, underwriting discount and terms of the offering and (b) under “Underwriting” in the Prospectus with respect to certain information; or (ii) if such statement or omission was contained or made in any preliminary prospectus and corrected in the Prospectus and (1) any such loss, claim, damage or liability suffered or incurred by any Underwriter (or any person who controls any Underwriter) resulted from an action, claim or suit by any person who purchased Shares which are the subject thereof from such Underwriter in the offering and (2) such Underwriter failed to deliver or provide a copy of the Prospectus (provided by the Company to the several Underwriters in the requisite quantity and on a timely basis to permit proper delivery) to such person at or prior to the confirmation of the sale of such Shares in any case where such delivery is required by the 1933 Act. In addition to their other obligations under this Section 11(a), the Company and the Selling Stockholders agree that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of or based upon any statement or omission, or any alleged statement or omission, described in this Section 11(a), they will reimburse the Underwriters on a monthly basis for all reasonable legal and other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the Company’s and the Selling Stockholders’ obligation to reimburse the Underwriters for such expenses and the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. This indemnity agreement will be in addition to any liability which the Company and the Selling Stockholders may otherwise have.

(b) Each Underwriter will severally indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement, and each Selling Stockholder and each person, if any, who controls the Company within the meaning of the 1933 Act or the Exchange Act, against any losses, claims, damages or liabilities to which the Company, or any such director, officer, Selling Stockholder or controlling person may become subject under the 1933 Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such written information furnished to the Company by or on behalf of any Underwriter appears (a) on the cover page of the Prospectus with respect to price, underwriting discount and terms of the offering and (b) under “Underwriting” in the Prospectus with respect to certain information; and will reimburse any legal or other expenses reasonably incurred by the Company, or any such director, officer, Selling Stockholder or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. In addition to their other obligations under this Section 11(b), the Underwriters agree that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of or based upon any statement or omission, or any alleged statement or omission, described in this Section 11(b), they will reimburse the Company and the Selling Stockholders on a monthly basis for all reasonable legal and other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the Underwriters’ obligation to reimburse the Company and the Selling Stockholders for such expenses and the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party except to the extent that the indemnifying party was prejudiced by such failure to notify. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, or the indemnified and indemnifying parties may have conflicting interests which would make it inappropriate for the same counsel to represent both of them, the indemnified party or parties shall have the right to select separate counsel to assume such legal defense and otherwise to participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defense in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by the Representatives in the case of paragraph (a) representing all indemnified parties not having different or additional defenses or potential conflicting interest among themselves who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such proceeding.

(d) If the indemnification provided for in this Section is unavailable to an indemnified party under paragraphs (a) or (b) hereof in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, the Selling Stockholders and the Underwriters from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, the Selling Stockholders and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The respective relative benefits received by the Company, the Selling Stockholders and the Underwriters shall be deemed to be in the same proportion in the case of the Company and the Selling Stockholders, as the total price paid to the Company and the Selling Stockholders for the Shares by the Underwriters (net of underwriting discount but before deducting expenses), and in the case of the Underwriters, as the underwriting discount received by them bears, in each case, to the total of such amounts paid to the Company and the Selling Stockholders and received by the Underwriters as underwriting discount in each case as contemplated by the Prospectus. The relative fault of the Company and the Selling Stockholders and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the Selling Stockholders or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section are several in proportion to their respective underwriting commitments and not joint.

(e) The provisions of this Section shall survive any termination of this Agreement.

Section 12. Default of Underwriters. It shall be a condition to the agreement and obligation of the Company and the Selling Stockholders to sell and deliver the Shares hereunder, and of each Underwriter to purchase the Shares hereunder, that, except as hereinafter in this paragraph provided, each of the Underwriters shall purchase and pay for all Shares agreed to be purchased by such Underwriter hereunder upon tender to the Representatives of all such Shares in accordance with the terms hereof. If any Underwriter or Underwriters default in their obligations to purchase Shares hereunder on the First Closing Date and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10 percent of the total number of Shares which the Underwriters are obligated to purchase on the First Closing Date, the Representatives may make arrangements satisfactory to the Company and the Selling Stockholders for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such date the nondefaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Shares which such defaulting Underwriters agreed but failed to purchase on such date. If any Underwriter or Underwriters so default and the aggregate number of Shares with respect to which such default or defaults occur is more than the above percentage and arrangements satisfactory to the Representatives, the Company and the Selling Stockholders for the purchase of such Shares by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any nondefaulting Underwriter or the Company or the Selling Stockholders, except for the expenses to be paid by the Company and the Selling Stockholders pursuant to Section 7 hereof and except to the extent provided in Section 11 hereof.

In the event that Shares to which a default relates are to be purchased by the nondefaulting Underwriters or by another party or parties, the Representatives or the Company shall have the right to postpone the First Closing Date for not more than seven (7) business days in order that the necessary changes in the Registration Statement, Prospectus and any other documents, as well as any other arrangements, may be effected. As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

Section 13. Effective Date. This Agreement shall become effective immediately as to Sections 7, 9, 11 and 14 and as to all other provisions at 10:00 A.M., Chicago Time, on the day following the date upon which the Pricing Agreement is executed and delivered, unless such a day is a Saturday, Sunday or holiday (and in that event this Agreement shall become effective at such hour on the business day next succeeding such Saturday, Sunday or holiday); but this Agreement shall nevertheless become effective at such earlier time after the Pricing Agreement is executed and delivered as you may determine on and by notice to the Company and the Selling Stockholders or by release of any Shares for sale to the public. For the purposes of this Section, the Shares shall be deemed to have been so released upon the release for publication of any newspaper advertisement relating to the Shares or upon the release by you of telegrams (i) advising Underwriters that the

Shares are released for public offering, or (ii) offering the Shares for sale to securities dealers, whichever may occur first.

Section 14. Termination. Without limiting the right to terminate this Agreement pursuant to any other provision hereof:

(a) This Agreement may be terminated by the Company by notice to you and the Selling Stockholders or by the Selling Stockholders by notice to the Company and you, or by you by notice to the Company and the Selling Stockholders at any time prior to the time this Agreement shall become effective as to all its provisions, and any such termination shall be without liability on the part of the Company or the Selling Stockholders to any Underwriter (except for the expenses to be paid or reimbursed pursuant to Section 7 hereof and except to the extent provided in Section 11 hereof) or of any Underwriter to the Company or the Selling Stockholders.

(b) This Agreement may also be terminated by you prior to the First Closing Date, and the option referred to in Section 5, if exercised, may be cancelled at any time prior to the Second Closing Date, if (i) trading in securities on the New York Stock Exchange or the American Stock Exchange shall have been suspended or minimum prices shall have been established on such exchanges, or (ii) a banking moratorium shall have been declared by Illinois, Georgia, New York, or United States authorities, or (iii) there shall have been any change in financial markets or in political, economic or financial conditions which, in the opinion of the Representatives, either renders it impracticable or inadvisable to proceed with the offering and sale of the Shares on the terms set forth in the Prospectus or materially and adversely affects the market for the Shares, or (iv) there shall have been an outbreak of major armed hostilities between the United States and any foreign power which in the opinion of the Representatives makes it impractical or inadvisable to offer or sell the Shares. Any termination pursuant to this paragraph (b) shall be without liability on the part of any Underwriter to the Company or the Selling Stockholders or on the part of the Company to any Underwriter or the Selling Stockholders (except for expenses to be paid or reimbursed pursuant to Section 7 hereof and except to the extent provided in Section 11 hereof).

Section 15. Representations and Indemnities to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers, of the Selling Stockholders and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of its or their partners, principals, members, officers or directors or any controlling person, or the Selling Stockholders as the case may be, and will survive delivery of and payment for the Shares sold hereunder.

Section 16. Notices. All communications hereunder will be in writing and, if sent to the Underwriters will be mailed, delivered or telegraphed and confirmed to you c/o Banc of America Securities LLC, 9 West 57th Street, New York, New York 10019, with a copy to Ernest W. Torain, Jr., Vedder, Price, Kaufman & Kammholz, P.C., 222 North LaSalle Street, Suite 2600, Chicago, Illinois 60601; if sent to the Company will be mailed, delivered or telegraphed and confirmed to the Company at its corporate headquarters with a copy to Reinaldo Pascual, Kilpatrick Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia 30309; and if sent to the Selling Stockholders will be mailed, delivered or telegraphed and confirmed to the Agents and the Custodian at such address as they have previously furnished to the Company and the Representatives, with a copy to Reinaldo Pascual at the address set forth above.

Section 17. Successors. This Agreement and the Pricing Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors, personal representatives and assigns, and to the benefit of the officers and directors and controlling persons referred to in Section 11, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from any of the Underwriters merely by reason of such purchase.

Section 18. Representation of Underwriters. You will act as Representatives for the several Underwriters in connection with this financing, and any action under or in respect of this Agreement taken by you will be binding upon all the Underwriters.

Section 19. Partial Unenforceability. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, such determination shall not affect the validity or enforceability of any other section, paragraph or provision hereof.

Section 20. Applicable Law. This Agreement and the Pricing Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company, the Selling Stockholders and the several Underwriters including you, all in accordance with its terms.

Very truly yours, TURBOCHEF TECHNOLOGIES, INC.

By:	/s/
James K. Price President and Chief Executive Officer

[SELLING STOCKHOLDERS]

By:	/s/
Agent and Attorney-in-Fact

The foregoing Agreement is hereby
confirmed and accepted as of
the date first above written.
BANC OF AMERICA SECURITIES LLC
WILLIAM BLAIR & COMPANY, L.L.C.
STEPHENS INC.
OPPENHEIMER & CO. INC.

Acting as Representatives of the several
Underwriters named in Schedule A.

By:	Banc of America Securities LLC

By:	[TITLE]

By:	William Blair & Company, L.L.C.

By:	[TITLE]

By:	Stephens Inc.

By:	[TITLE]

By:	Oppenheimer & Co. Inc.

By:	[TITLE]